January 24, 2011

VIA EDGAR CORRESPONDENCE

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	J.Crew Group, Inc. Amendment No. 2 to Schedule 13E-3 filed January 20, 2011 File No. 5-81886 Amendment No. 2 to Schedule 14A filed January 20, 2011 File No. 1-32927

Dear Ms. Kim,

On behalf of J.Crew Group, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 21, 2011 with respect to the above referenced Amendment No. 2 to the Schedule 13E-3 filed on January 20, 2011 (the “Amended Schedule 13E-3”) and the Revised Preliminary Schedule 14A filed on January 20, 2011 (the “Revised Proxy Statement”).

Further to our discussion on January 21, 2011, enclosed are the pages of the third revised preliminary proxy statement (the “Third Revised Proxy Statement”) and Amendment No. 3 to the Schedule 13E-3 (the “Third Amended Schedule 13E-3”), that have been marked to show changes against the January 20 filing in response to the Staff’s comments. We look forward to discussing the attached pages with you and filing the Third Revised Proxy Statement and Third Amended Schedule 13E-3 reflecting the outcome of our discussions. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Third Revised Proxy Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

Schedule 14A

Analyses by Goldman Sachs for the Company, page 42

1.	We note that Goldman Sachs was not compensated by the Company for its analyses. Further, we note that the analyses were prepared at the request of management; please advise as to whether Goldman Sachs was compensated by management or clearly state that Goldman was not compensated for its analyses.

Response: The disclosure in the section of the Third Revised Proxy Statement entitled “Special Factors—Analyses by Goldman Sachs for the Company” has been revised in response to the Staff’s comment.

Analysis of Goldman Sachs, Financial Advisor to Parent, page 48

2.	We note your response to comment four in our letter dated January 12, 2011. We note that during the past two years Goldman Sachs and its affiliates have performed investment banking services for TPG and its affiliates. Please revise to describe and quantify any compensation received for these investment banking services. In addition, under this heading, please revise to describe Goldman Sachs’ role as a lender in the debt financing for the merger and describe and quantify any lending fees to be received. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The disclosure in the section of the Third Revised Proxy Statement entitled “Special Factors—Analysis of Goldman Sachs, Financial Advisor to Parent” has been revised in response to the Staff’s comment.

Certain Effects of the Merger, page 52

3.	We note your response to comment six in our letter dated January 12, 2011. Please revise to present the information in footnote (5) in a tabular format quantifying the number of shares of Class A and Class L common stock of Parent each affiliate will receive. Please also remove the brackets since you have already disclosed that the amounts may be reduced if additional members of management invest in Parent.

Response: The disclosure in the section of the Third Revised Proxy Statement entitled “Special Factors—Certain Effects of the Merger” has been revised to quantify, in a tabular format, the percentage ownership of the shares of Class A and Class L common stock of the Company after the merger, in response to the Staff’s comment.

Prospective Financial Information, page 55

4.	We note your response to comment five in our letter dated January 12, 2011. Please revise to state that the Adjusted September target model can be found under the “Analysis of Goldman Sachs, Financial Advisor to Parent” section.

Response: The disclosure in the section of the Third Revised Proxy Statement entitled “Special Factors—Prospective Financial Information” has been revised to state that the Adjusted September target model can be found under the “Analysis of Goldman Sachs, Financial Advisor to Parent,” response to the Staff’s comment.

*            *             *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Daniel S. Sternberg at (212) 225-2630 or Matthew P. Salerno at (212) 225-2742.

Very truly yours,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

/s/ Matthew P. Salerno
Matthew P. Salerno

cc:	Scott A. Barshay, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Alfred O. Rose, Esq. Julie H. Jones, Esq. Ropes & Gray LLP Prudential Tower 800 Boyston Street Boston, MA 02119 (617) 951-70000

Jack H. Nusbaum, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

Howard A. Sobel, Esq. Jason H.Silvera, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

CHANGED PROXY PAGES

On September 10, 2010, Mr. Coulter’s assistant contacted the office of Mr. Scully to request that Mr. Coulter be sent copies of certain board materials that had previously been provided to Mr. Coulter and the other directors. These materials were sent to Mr. Coulter.

On September 13, 2010, there was a meeting between Messrs. Drexler and Scully, representatives of TPG, and legal counsel to Mr. Drexler from Willkie Farr & Gallagher LLP, which we refer to as Willkie Farr. The purpose of this meeting was for the Company’s senior management to gather additional information about TPG’s potential interest in a transaction involving the Company, and for TPG to assess, on a preliminary basis, whether a transaction might be financially acceptable to TPG (including the ability to raise sufficient debt financing in connection with the transaction) within a price range that TPG believed would be sufficient to merit serious consideration by the Board. During this meeting, the parties discussed that members of the Board other than Messrs. Drexler and Coulter would decide if a potential transaction would proceed and, if so, the appropriate process for such transaction.

On September 15, 2010, Mr. Drexler received a call on behalf of the chief executive officer of a company, which we refer to as Party A, during which Party A indicated its potential interest in a transaction involving the Company. Party A has contacted Mr. Drexler from time to time in the past several years to indicate its interest in a potential transaction with the Company, or to otherwise work with Mr. Drexler. None of these contacts ever developed into meaningful discussions regarding a transaction or other working relationship. Between September 15, 2010 and the execution of the merger agreement, Party A did not have any further substantive contact with the Company.

On September 15, 2010, a meeting was held between representatives of TPG, Mr. Stuart Haselden, the Company’s Senior Vice President, Finance and Treasurer, and Mr. Scully as a follow-up to the September 13, 2010 meeting. The purpose of this meeting was for TPG to further evaluate their potential interest in a transaction involving the Company. During the course of this meeting, representatives of TPG were provided certain non-public information about the Company, including management’s then current estimates for third quarter results and management’s then current outlook for the fourth quarter and full year performance.

On September 21, 2010, in response to a request from Company management in connection with management’s review of strategic alternatives available to the Company, representatives of Goldman Sachs met with Mr. Scully and Mr. Haselden to discuss the analysis of a potential recapitalization of the Company by means of a special dividend or stock repurchase prepared by Goldman Sachs, at the request of Mr. Scully, on September 13, 2010.

Following the September 21, 2010 meeting and as a result of the continued substantial uncertainty about the possibility of a transaction with affiliates of TPG, Goldman Sachs prepared, at Mr. Scully’s request, an updated analysis of a potential recapitalization of the Company by means of a special dividend or a stock repurchase on September 23, 2010 for Company management. The Goldman Sachs September 13 and September 23 analyses were not prepared in connection with the transaction with affiliates of TPG. Rather, they were prepared in connection with management’s review of other strategic alternatives available to the Company given management’s concern at that time that a proposal from TPG would not materialize. Management was not relying on the financial analyses of Goldman Sachs in connection with their consideration of a possible transaction between the Company and affiliates of TPG. The Goldman Sachs September 13 and September 23 analyses were discussed by representatives of Goldman Sachs only with Messrs. Scully and Haselden. The Goldman Sachs September 13 and September 23 analyses were not discussed with, considered by or relied upon by any other officer of the Company, including Mr. Drexler, or by any member of the Board, including any member of the special committee, in connection with their evaluation of a transaction with affiliates of TPG or otherwise.

Over the past two years, Goldman Sachs has from time to time, at the request of the Company’s management, prepared various illustrative financial analyses for the Company. During this period, Goldman Sachs has never been retained by the Company to act as its financial advisor in connection with any transaction or matter, including the potential acquisition of the Company by TPG and Leonard Green, and Goldman Sachs has not ~~been compensated by~~received any compensation from any person in connection with the preparation of these various financial analyses for the Company. Goldman Sachs was not asked to, and did not, at any time, prepare for or render to the Company (i) any opinion as to the fairness of the consideration to be offered to the Company’s security holders in the merger, (ii) any opinion or appraisal as to the value of the Company or (iii) any other opinion. During this period, Goldman Sachs has not made, and its illustrative financial analyses do not constitute, a recommendation to the Board or a recommendation as to how any shareholder of the Company should vote with respect to the merger or any other matter.

On September 28, 2010, there was a conference call between Messrs. Drexler and Scully and representatives of TPG, during which Messrs. Drexler and Scully provided representatives of TPG with a high-level overview of the Company’s business and a general overview of the Company’s financial performance for the remainder of its 2010 fiscal year. Also during such call representatives of TPG provided an illustrative overview of a leveraged buy-out involving the Company and provided Messrs. Drexler and Scully with materials that included possible leverage and valuation scenarios (including a sensitivity analysis of such valuations) for a potential transaction.

•

On November 9, 2010, Perella Weinberg presented its analyses of the revised offer of $45.00 per share for all of the outstanding shares of the Company’s common stock made by TPG and Leonard Green on November 9, 2010 along with a financial analysis of selected precedent transactions. At the meeting Perella Weinberg also reviewed its previously presented preliminary financial analyses with respect to the Company, which were prepared on the basis of the October five year projections.

•

On November 21, 2010, Perella Weinberg presented its financial analysis of the revised offer made by TPG and Leonard Green of $45.50 per share for all of the outstanding shares of the Company’s common stock. The presentation included a summary of the preliminary financial analysis, historical and future projections of financial performance on the basis of the November five year projections, and other analyses related to evaluating the contemplated transaction. Perella Weinberg also provided an additional presentation on return-of-capital alternatives, which was substantially similar to that previously presented on November 4, 2010, but updated to reflect the November five year projections and then current market conditions.

The financial analyses contained in these other presentations were based on the November five year projections and the October five year projections, as applicable, and market, economic, and other conditions as they existed as of such dates as well as other information that was available and Perella Weinberg’s preliminary working assumptions at those times. Except as described above, the methodologies and types of financial analyses conducted by Perella Weinberg throughout its engagement as financial advisor to the special committee were substantially similar to the analyses contained in the final financial presentation given to the special committee on November 22, 2010. However, the results of the financial analyses contained in these other presentations occasionally differed due to changes in management’s projections, the terms of TPG’s and Leonard Green’s offer and market and economic conditions. In addition, throughout its engagement, Perella Weinberg continued to refine various aspects of its financial analyses with the respect to the Company over time. The other presentations described above were in each case preliminary and did not reflect the final transaction structure or price that the special committee considered on November 22, 2010. These other presentations were therefore superseded by the presentation that Perella Weinberg made to the special committee on November 22, 2010 before giving its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $43.50 cash per share merger consideration to be received by the holders of shares of Company common stock (other than the Excluded Holders ) pursuant to the merger agreement was fair, from a financial point of view, to such holders, which is described above.

The presentations of Perella Weinberg summarized above will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested Company stockholder or its representative who has been designated in writing. In addition, copies of the Perella Weinberg presentations are attached as exhibits (c)(4)-(10) to the statement on Schedule 13E-3 filed by the Company and the filing persons listed thereon with the SEC on December 29, 2010.

Analyses by Goldman Sachs for the Company

Over the past two years, Goldman Sachs has from time to time, at the request of the Company’s management, prepared various illustrative financial analyses for the Company. During this period, Goldman Sachs has never been retained by the Company to act as its financial advisor in connection with any transaction or matter, including the potential acquisition of the Company by TPG and Leonard Green, and Goldman Sachs has not ~~been compensated by~~received any compensation from any person in connection with the preparation of these various financial analyses for the Company. Goldman Sachs was not asked to, and did not, at any time, prepare for or render to the Company (i) any opinion as to the fairness of the consideration to be offered to the Company’s security holders in the merger, (ii) any opinion or appraisal as to the value of the Company or (iii) any other opinion. During this period, Goldman Sachs has not made, and its illustrative financial analyses do not constitute, a recommendation to the Board or a recommendation as to how any shareholder of the Company should vote with respect to the merger or any other matter.

As described above in “Special Factors—Background of the Merger,” at Mr. Scully’s request, Goldman Sachs prepared illustrative analyses on September 13, 2010 (the “Goldman Sachs September 13 illustrative analyses”) and on September 23, 2010 (the “Goldman Sachs September 23 illustrative analyses”; together with the Goldman Sachs September 13 illustrative analyses, the “Goldman Sachs Illustrative Analyses”), both of which are summarized below.

In connection with preparing the Goldman Sachs Illustrative Analyses and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	certain publicly available business and financial information relating to the Company and certain other companies believed by Goldman Sachs to be generally relevant; and

•	income statement items from the Company’s September target model and certain other estimated information relating to the Company.

Drexler does not believe that his or any other MD Party’s interests in the merger influenced the decision of the special committee or the Board with respect to the merger agreement or the merger.

The foregoing discussion of the information and factors considered and given weight by the MD Parties in connection with the fairness of the merger agreement and the merger is not intended to be exhaustive but is believed to include all material factors considered by them. The MD Parties did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of the merger agreement and the merger. Rather, the MD Parties made the fairness determinations after considering all of the foregoing as a whole. The MD Parties believe these factors provide a reasonable basis upon which to form their belief that the merger is fair to the Company’s unaffiliated stockholders. This belief should not, however, be construed as a recommendation to any Company stockholder to adopt the merger agreement. The MD Parties do not make any recommendation as to how stockholders of the Company should vote their shares of Company common stock relating to the merger.

Analysis of Goldman Sachs, Financial Advisor to Parent

TPG initially identified Goldman Sachs as a potential source of debt financing for a potential transaction involving the Company based on Goldman Sachs’s qualifications, expertise and reputation as a provider of debt financing and ancillary financial advisory services. Goldman Sachs is not serving, and has not served, in a financial advisory capacity to Leonard Green or the Leonard Green Entities in connection with this transaction. The Investment Banking division of Goldman Sachs will receive upon consummation of this transaction aggregate fees of approximately $30 million for its financial advisory and financing services to TPG and its affiliates in connection with this transaction. During the past two years, in connection with unrelated matters, the Investment Banking division of Goldman Sachs ~~and its affiliates have performed~~has received aggregate fees of approximately $150 million for its investment banking services for TPG and its affiliates and affiliated portfolio companies (including instances where such affiliated portfolio companies, and not necessarily TPG, determined to retain and compensated Goldman Sachs).

In light of the limited nature of the advisory role of Goldman Sachs, TPG did not intend to rely on analyses produced by Goldman Sachs, but did from time to time meet with Goldman Sachs to discuss the transaction. On a conference call on October 4, 2010 with senior executives of TPG, Goldman Sachs provided certain financial analyses to TPG regarding such potential transaction (the “Goldman Sachs Preliminary Analyses”). Goldman Sachs was not requested to, and did not, render an opinion with respect to the fairness of the consideration to be paid pursuant to the merger. The following is a summary of the Goldman Sachs Preliminary Analyses.

In connection with preparing the Goldman Sachs Preliminary Analyses and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	certain publicly available business and financial information relating to the Company and certain other companies believed by Goldman Sachs to be generally relevant;

•

income statement items from the Company’s September target model, including revised fiscal year 2010 figures based on certain of TPG’s then-current reactions to the Company’s September target model and certain other estimated information relating to the Company (the “Adjusted September target model”); and

•	then-current forecasts for the Company prepared by TPG based on the Company’s September target model (“TPG’s Preliminary Forecast”).

The Company’s September target model, including the income statement information therein reviewed by Goldman Sachs in preparation for the Goldman Sachs Preliminary Analyses, was later superseded by the October five year projections and the November five year projections. None of Parent, TPG, TPG VI, Leonard Green or the Leonard Green Entities relied on any of the analyses utilizing the Adjusted September target model contained in the Goldman Sachs Preliminary Analyses given that the Company’s September target model and the Adjusted September target model (i) reflected a targeted growth in EBITDA from fiscal year 2010 to fiscal year 2013 that, if achieved, would be nearly double the Company’s EBITDA growth from fiscal year 2007 to fiscal year 2010, on an absolute dollar basis, (ii) reflected sales, margin, expense and capital expenditure targets that supported the target growth level, without necessarily addressing the feasibility of the targets contained therein and (iii) did not reflect the weakening in the Company’s performance that began late in the second quarter of 2010. None of the Company, the special committee or Perella Weinberg were provided a copy of TPG’s Preliminary Forecast until after the merger agreement was executed on November 23, 2010 (and so necessarily did not rely on TPG’s Preliminary Forecast), and none of TPG, TPG VI, Leonard Green, the Leonard Green Entities, Parent, Merger Sub or the Rollover Investors relied on TPG’s Preliminary Forecast given that such forecast was based on the September target model. Additionally, the November five year projections were used by Perella Weinberg in the presentation described under “Special Factors—Opinion of Perella Weinberg, Financial Advisor to the Special Committee” and, together with the financial advice and financial analyses of Perella Weinberg, were used by the special committee and the Board in considering whether to approve and recommend the merger.

        Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by it and assumed such accuracy and completeness for purposes of preparing the Goldman Sachs Preliminary Analyses. In addition, Goldman

Our common stock is registered as a class of equity security under the Exchange Act. Registration of our common stock under the Exchange Act may be terminated upon the Company’s application to the SEC if our common stock is not listed on a national securities exchange and there are fewer than 300 record holders of the outstanding shares. Termination of registration of our common stock under the Exchange Act will substantially reduce the information required to be furnished by the Company to our stockholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, no longer applicable to the Company. If the Company (as the entity surviving the merger) completed a registered exchange or public offering of debt securities, however, we would be required to file periodic reports with the SEC under the Exchange Act for a period of time following that transaction.

Parent and Merger Sub expect that following completion of the merger, our operations will be conducted substantially as they are currently being conducted. However, following completion of the merger, the Company will have significantly more debt than it currently has. Parent and Merger Sub have informed us that they have no current plans or proposals or negotiations which relate to or would result in an extraordinary corporate transaction involving our corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations, or sale or transfer of a material amount of assets except as described in this proxy statement. Parent may initiate from time to time reviews of the Company and our assets, corporate structure, capitalization, operations, properties, management and personnel to determine what changes, if any, would be desirable following the merger. Parent expressly reserves the right to make any changes that it deems necessary or appropriate in the light of its review or in the light of future developments.

Parent does not currently own any interest in the Company. Following consummation of the merger, Parent will directly or indirectly own 100% of our outstanding common stock and will have a corresponding interest in our net book value and net earnings. Our net income for the fiscal year ended January 30, 2010 was approximately $123.4 million and our net book value as of January 30, 2010 was approximately $375.9 million.

TPG VI, GEI V and GEI Side V agreed to contribute $845.0 million, $216.9 million and $65.1 million, respectively, to Parent, subject to TPG VI’s, GEI V’s and GEI Side V’s respective equity commitment being reduced by any amounts actually contributed to Parent (and not returned) at or prior to the effective time by persons or entities to which TPG VI, GEI V or GEI Side V allocates all or a portion of its equity commitment for the purpose of funding a portion of the per share merger consideration, any other amounts required to be paid pursuant to the merger agreement and related fees and expenses pursuant to the merger agreement. In addition, the MD Parties have agreed to contribute 2,287,545 shares of Company common stock to Parent (the equivalent of an approximately $99.5 million investment based upon the per share merger consideration of $43.50) immediately prior to the merger in exchange for equity interests of Parent.

Each stockholder of Parent will have an interest in our net book value and net earnings in proportion to such stockholder’s ownership interest in Parent.

The table below sets forth the interests in our voting shares and the interest in our net book value and net earnings for TPG VI, the Leonard Green Entities ~~and~~, the MD Parties and Parent before and after the merger, based on our historical net book value as of January 30, 2010 of $375.9 million and our historical net earnings for the year ended January 30, 2010 of $123.4 million. All dollar figures are in the thousands and rounded to the nearest dollar amount.

4

	Ownership of the Company Prior to the Merger					Fully Diluted Ownership of the Company After the Merger (1) ~~(5)~~
	% Ownership		Net earnings for the fiscal year ended January 30, 2010	~~Net book value as of January 30, 2010~~		~~% Ownership of Class L Common Stock~~		~~% Ownership of Class A Common Stock~~		Net ~~earnings for the fiscal year ended~~ book value as of January 30, 2010		~~Net book value as of January 30, 2010~~		% Ownership	Net earnings for the fiscal year ended January 30, 2010	Net book value as of January 30, 2010
TPG VI (2) (4)	0%		$0		~~$0~~	~~67.2~~	~~%~~	~~67.2~~	~~%~~	~~$~~	~~82,872~~ 0	~~$~~	~~252,511~~	0%	$0	$0
Leonard Green Entities (2)	~~0~~	~~%~~	~~$0~~		~~$0~~	~~25.0~~	~~%~~	~~25.0~~	~~%~~		~~30,817~~ 0		~~93,895~~	0	0	0
MD Parties (3)	11.8	~~%~~	$14,556	~~$~~	~~44,354~~	~~7.8~~	~~%~~	~~7.8~~	~~%~~		~~9,672~~ 44,354		~~29,472~~	0	0	0
Parent(6)	0		0								0			100.00	123,360	375,878
Total	11.8%		$14,556	~~$~~	~~44,354~~	~~100.00~~	~~%(4)~~	~~100.00~~	~~%(4)~~	$	~~123,360~~44,354	~~$~~	~~375,878~~	100.00%	$123,360	$375,878

	Fully Diluted Ownership of Parent After the Merger(1)(2)(5)
	% Ownership of Class L Common Stock		% Ownership of Class A Common Stock		Net earnings for the fiscal year ended January 30, 2010	Net book value as of January 30, 2010
TPG VI (2) (4)	67.2%		67.2%		$82,872	$252,511
Leonard Green Entities (2)	25.0		25.0		30,817	93,895
MD Parties (3)	7.8		7.8		9,672	29,472
Total	100.00	%(4)	100.00	%(4)	$123,360	$375,878

(1)	Interest in net earnings and net book value of the Company after the merger does not take into account the effect of the transaction (other than the change in ownership percentage) and does not take into account any additional debt that may be incurred by the Company or any resulting interest expense, which would have the effect of decreasing net earnings and net book value of the Company after the merger.

(2)	Following the merger, (i) Parent will directly or indirectly own 100% of the capital stock of the Company, (ii) TPG VI will own approximately 67.2% of Parent, (iii) GEI V will own approximately 19.2% of Parent and GEI Side V will own approximately 5.8% of Parent and (iv) the MD Parties will own approximately 7.8% of Parent. These ownership percentages are subject to change as a result of each of TPG VI’s, GEI V’s and GEI Side V’s respective equity commitment being reduced by any amounts actually contributed to Parent (and not returned) at or prior to the effective date of the merger by persons or entities to which TPG VI, GEI V or GEI Side V allocates all or a portion of its equity commitment for the purpose of funding a portion of the per share merger consideration, any other amounts required to be paid pursuant to the merger agreement and related fees and expenses pursuant to the merger agreement.

(3)	The aggregate number of shares of Company common stock beneficially owned by the MD Parties as of [ ], the record date, includes (i) 4,100,019 shares that may be acquired pursuant to stock options that are exercisable within 60 days of [ ], (ii) 30,000 unvested shares of restricted stock, which shares will vest on April 15, 2011 or immediately prior to completion of the merger, if earlier, (iii) 1,662,818 shares owned by The Drexler Family Revocable Trust, for which Mr. Drexler is a trustee, (iv) 874,500 shares owned by The Millard S. Drexler 2009 Grantor Retained Annuity Trust #1, for which Mr. Drexler is a trustee, (v) 864,000 shares owned by The Millard S. Drexler 2009 Grantor Retained Annuity Trust #2, for which Mr. Drexler is a trustee, (vi) 7,113 shares owned by the 2008 Family Trust FBO AD, for which Peggy Fishman Drexler, Mr. Drexler’s wife, is the sole trustee and (vii) 7,114 shares owned by the 2008 Family Trust FBO KD, for which Mrs. Drexler is the sole trustee. The aggregate share ownership percentage of the MD Parties prior to the merger is based on the [ ] shares outstanding as of the record date.

(4)	Certain members of our management team may have the opportunity to invest in Parent at or prior to the closing. At the date of this proxy statement, we do not know which members of our management will choose to make this investment because the special committee has not yet permitted Parent and its affiliates to present any such opportunity to, or discuss any such opportunity with, our management. As a result, the ownership reflected in the table above is subject to change as a result of amounts that may be invested in Parent by members of our management team and TPG VI’s, the Leonard Green Entities’ and/or the MD Parties’ equity or rollover commitment, as applicable, being reduced by amounts invested by members of our management team.

(5)	It is currently contemplated that there will be two series of common stock of Parent: Class A and Class L. TPG VI, the Leonard Green Entities, each Rollover Investor and each member of our management team who has an opportunity to invest in Parent and chooses to make such investment at or prior to closing (see note 4 above) will receive the same proportion of Class A and Class L common stock of Parent in connection with their investment into Parent. It is currently contemplated that approximately one third of each such person or entity’s investment will be used to purchase Class L common stock of Parent and approximately two thirds of each such person or entity’s investment will be used to purchase Class A common stock of Parent. Additionally, there will be a new management incentive plan under which shares of Class A common stock are currently expected to be reserved for issuance as described in the section entitled “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—New Management Incentive Plan and Management Co-Investment Opportunities.”

(6)	Following the merger, Parent will directly or indirectly own 100% of the capital stock of the Company.

Alternatives to Merger

The Board did not independently determine to initiate a process for the sale of the Company. As noted above, the special committee was formed on October 15, 2010 and was mandated on October 22, 2010, in response to receipt of a preliminary indication of interest from representatives of TPG. However, following receipt of the proposal from TPG and Leonard Green on November 9, 2010, the special committee determined the price offered by TPG and Leonard Green represented an attractive valuation for stockholders, as a result of which the special committee determined that the proposal merited further consideration. As further noted above, while exploring the proposal the special committee considered the potential benefits to the Company and its stockholders of possible alternatives to a sale to TPG and Leonard Green, including an alternative sales process or continuing as a stand-alone company and conducting a stock repurchase, implementing a dividend or undertaking a recapitalization. In considering these alternatives, the special committee took into account all information that was available to the special committee, including the Company’s third quarter financial results and management’s views on guidance for fourth quarter and full year performance, the Company’s long term projections, as well as the special committee’s knowledge and understanding of the business, operations, management, financial condition, earnings and prospects of the Company, including the prospects of the Company as an independent entity. After evaluating such information with the assistance of Perella Weinberg, the special committee determined that, given the weakening in the Company’s financial performance, 2010 outlook and November five year projections, including the impact such weakening could have on the Company’s stock price, remaining as a stand-alone company and conducting a stock repurchase, implementing a dividend, undertaking a recapitalization or taking some combination of the foregoing actions was less favorable to the Company’s stockholders than the merger given the potential risks, rewards and uncertainties associated with such alternatives. As noted above, the special committee also considered an alternative sales process, but given all information that was available to the special committee as set forth above, and after consideration of the potential negative impact the weakening of the Company’s financial performance, 2010 outlook and November five year projections could have on the Company’s stock price, the special committee determined that pursuing the opportunity to conclude a sale agreement prior to November 23, 2010, which was when the Company was scheduled to release its third quarter earnings results and fourth quarter outlook, would be in the best interests of the Company’s stockholders. Given the proximity of November 23, 2010, as well as the prior familiarity between TPG and the Company, the special committee decided that the best way to achieve an announcement by November 23, 2010 of the sale of the Company at an attractive valuation would be to explore a potential transaction with TPG and Leonard Green and to not engage with other potential bidders, instead utilizing a meaningful post-signing “go shop” period to permit the Company to solicit and consider alternative transaction proposals. In electing to approve the merger agreement and the proposed merger with Parent and to not take any of the alternative actions discussed above, the special committee determined (and the Board, TPG VI, the Leonard Green Entities, Parent and Merger Sub adopted the special committee’s determination) that the merger represents the best value reasonably obtainable for the Company’s unaffiliated stockholders. For more information on the process behind the special committee’s determination and the Board’s adoption of such determination, see “Special Factors—Background of the Merger” and “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger.” The firm proposals discussed above from TPG and Leonard Green and the initial expression of interest received from each of Party A and Party B represent the only proposals received by the Company from such parties. Other than the proposals from TPG and Leonard Green, we are not aware of any firm offer by any other person during the prior two years for (i) a merger or consolidation of us with another company, (ii) the sale or transfer of all or substantially all of the Company’s assets or (iii) a purchase of the Company’s securities that would enable such person to exercise control of the Company. The MD Parties believe pursuing the merger transaction is preferable to the alternatives considered by the special committee as described above for substantially the same reasons as presented by the special committee, which reasons the MD Parties adopt. In addition, the merger transaction provides the MD Parties the best opportunity to achieve the purposes described above under the section captioned “Special Factors—Purposes and Reasons of TPG VI, the Leonard Green Entities, Parent, Merger Sub and the MD Parties for the Merger.”

The summary of the prospective financial information set forth below, is included solely to give stockholders access to the information that was made available to TPG VI and the Leonard Green Entities and is not included in this proxy statement in order to influence any stockholder to make any investment decision with respect to the merger or any other purpose, including whether or not to seek appraisal rights with respect to the shares of Company common stock. Certain of TPG’s Preliminary Forecasts as well as the Adjusted September Target Model are set forth under the section entitled “Analysis of Goldman Sachs, Financial Advisor to Parent.” TPG’s Preliminary Forecast ~~is~~and the Adjusted September Target Model are included in the Goldman Sachs Preliminary Analyses attached as exhibit (c)(3) to the statement on Schedule 13E-3 filed by the Company and the filing persons listed thereon with the SEC on December 29, 2010.

The prospective financial information was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability. Further, the September target model was not prepared by management for the purpose of setting forth management’s best estimate of the Company’s performance, rather the September target model was prepared as the initial step in the Company’s annual budget planning process to assist the Board in establishing performance targets for the 2011 fiscal year. Finally, the October five year projections were subsequently superseded by the November five year projections, which reflect the Company’s updated sales projections, and updated expense and margin projections and which were the projections used by Perella Weinberg in the presentation described under “Special Factors—Opinion of Perella Weinberg, Financial Advisor to the Special Committee—Summary of Material Financial Analyses.”

The prospective financial information reflects numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, the Company’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company’s reports filed with the SEC. There can be no assurance that the prospective financial information will be realized or that actual results will not be significantly higher or lower than as set forth in the prospective financial information.

The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective financial information will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the prospective financial information is based necessarily involve judgments as of the time of their preparation with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The prospective financial information also reflects assumptions as of the time of their preparation as to certain business decisions that are subject to change. Such prospective information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, TPG VI, the Leonard Green Entities, the special committee, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of TPG VI, the Leonard Green Entities, the special committee or any of their financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective financial information described below. None of the Company, TPG VI, the Leonard Green Entities, the special committee or any of their financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the prospective financial information if any of it is or becomes inaccurate (even in the short term).

The prospective financial information does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Further, the prospective financial information does not take into account the effect of any failure of the merger to occur and should not be viewed as accurate or continuing in that context.

        The inclusion of the prospective financial information herein should not be deemed an admission or representation by the Company, TPG VI, the Leonard Green Entities or the special committee that they are viewed by the Company or TPG VI, the Leonard Green Entities or the special committee as material information of the Company, and in fact the Company, TPG VI, the Leonard Green Entities and the special committee view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such long range forecasts. The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. Stockholders should be aware that the September target model was prepared for different purposes than, and as a result, is not directly comparable to either the October five year projections or the November five year projections. Stockholders should